September 21, 2009
United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	Inter-Atlantic Financial, Inc. Preliminary Proxy Statement Filed on Schedule 14A Filed on August 28, 2009 File No.: 001-33721
Ladies and Gentlemen:
On behalf of Inter-Atlantic Financial, Inc. (the “Company”), we are electronically transmitting hereunder a revised copy of the Preliminary Proxy Statement on Schedule 14A originally filed on August 28, 2009 (the “Proxy Statement”). For your convenience, marked copies of this filing are being sent via overnight mail to Rose Zukin.
This letter is being filed in response to a comment letter received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated September 15, 2009.
In this letter, we have listed the Staff’s comments in italics and have followed each comment with the Company’s response. Page number references refer to the specific pages of the marked copy of the Proxy Statement.
Proxy Statement
General
1.	Please withdraw your August 28, 2009 filing tagged as a PRE 14A.
Response:
Pursuant to the Staff’s comment, we are in the process of withdrawing the filing referenced above as soon as possible.

Patriot Risk Management Inc. and Its Wholly-Owned Subsidiaries
Notes to Consolidated Financial Statements
(5) Business Process Outsourcing Agreement with Another Insurance Company, page F-16
2.	Here and throughout the filing, you disclose your agreement with another insurance company to gain access to workman’s compensation insurance business in certain additional states. You state elsewhere in the filing that this relationship includes a fronting arrangement, where Patriot assumes a portion of the underwriting risk. We believe your disclosure related to this new arrangement could be improved. Please disclose the terms of this arrangement including the following in revised disclosure:
•	clarify what portion of risk Patriot assumes,

•	if any collateral is given by Patriot in connection with the fronting arrangement,

•	if fronting fees are paid by Patriot and, if so, how they are accounted,

•	if the costs related to the fronting policies are reimbursable and, if so, how are these reimbursed costs accounted, and

•	where Patriot’s portion of the premiums and expenses related to this agreement are classified in the financial statements.
Please clarify the purpose of presenting gross written premiums produced for the other insurance company. Please confirm that you are not including premiums managed in your financial statements.
Response:
Pursuant to the Staff’s comment, we have modified our disclosure on pps.  91, 146, F-16 and F-22 to better disclose the terms of the arrangement with the other insurance company. Gross written premiums produced for the other insurance company are disclosed in a footnote because they are the basis for all forms of insurance services income generated by the Company on business not written by its own insurance company subsidiary (for which gross written premiums are also disclosed). The Company anticipates that premiums produced for other insurance companies will increase and that insurance services income generated on this business will become material to its overall operations in the near future. Accordingly, the Company believes that disclosure of gross written premiums produced for other insurance companies provides valuable information to the reader. We have deleted all references to “premiums managed” in the financial statements and proxy and we confirm they are not included in our financial statements.

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14A, (ii) Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call William Haddad (212-335-4998) should you have any questions.
Very truly yours,
/s/ William N. Haddad
William N. Haddad

cc:	Andrew S. Lerner